Filed by First Union Corporation

                                       Pursuant to Rule 425 under the Securities
                                       Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                       Subject Company: Wachovia Corporation
                                       Commission File No. 1-9021

                                       Date: May 15, 2001



         This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

         The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and
(10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

         The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration, and, on April 26, 2001, First Union filed a registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of First Union and Wachovia and other relevant documents concerning the proposed transaction. Stockholders are urged to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important  information.  You  will  be  able  to  obtain  a  free  copy  of  the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

         First Union and Wachovia, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of First Union and Wachovia in connection with the merger. Information about the directors and executive officers of First Union and their ownership of First Union common stock is set forth in First Union's proxy statement on Schedule 14A, as filed with the SEC on March 13, 2001. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in Wachovia's proxy statement on Schedule 14A, as filed with the SEC on March 19, 2001. Additional information regarding the interests of those participants may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

    THE FOLLOWING NEWS RELEASE WAS ISSUED BY FIRST UNION ON MAY 15, 2001

[FIRST UNION LOGO]


Tuesday                                          Media Contact:
May 15, 2001                                Ginny Mackin 704-383-3715
                                            Mary Eshet   704-383-7777

                                                 Investor Contact:
                                            Alice Lehman 704-374-4139


FIRST UNION'S DEAL MOST COMPELLING FOR SHAREHOLDERS
FOR LONG TERM

CHARLOTTE, N.C. -- First Union [NYSE: FTU] today reiterated its resolute commitment to pursue a merger of equals with Wachovia Corporation. The companies announced on April 16, 2001, their intention to create the nation's fourth largest financial institution. First Union reconfirmed that the terms of the transaction will remain at 2 First Union shares for each Wachovia [NYSE: WB] share, with a special $0.48 per share dividend to Wachovia shareholders.

"After reviewing SunTrust's [NYSE: STI] unsolicited proposal, we remain firmly convinced that our proposed merger is clearly superior for Wachovia's shareholders," said Ken Thompson, First Union chairman and CEO.

He noted the scale of the merged company's businesses in conjunction with the significant geographic overlap in retail banking provide unparalleled opportunities to generate cost savings in a customer-friendly manner.

Based on Monday's closing stock prices, SunTrust's hostile offer represents merely a 5% premium to First Union's merger agreement with Wachovia, Thompson said. "This modest premium would not even begin to compensate Wachovia's shareholders for the tremendous integration risk that arises in the unsolicited SunTrust proposal," he added.

Despite significant industry consolidation over the past decade, according to Thompson, there have been no successful hostile acquisitions of large U.S. banks. "Hostile bids in the banking industry have a terrible track record, and are clearly disruptive to shareholders, employees and customers," said Thompson.

First Union believes its merger of equals transaction is clearly superior to SunTrust's unsolicited offer on several critical dimensions:

o Creates significantly greater earnings per share (EPS) accretion to Wachovia shareholders;
o Delivers a substantially higher internal rate of return to Wachovia shareholders; and

o Provides Wachovia shareholders greater cost synergies with much lower integration risk.

First Union made additional key points supporting the First Union/Wachovia merger, including:

o Cumulative dividend payments to Wachovia shareholders through 2004 will be identical on a present value basis under each proposal; and
o Significantly greater excess capital is generated from First Union's agreement, with one-time costs related to SunTrust's proposal (after-tax restructuring charge, option payment, dividend increase) offsetting any potential for net capital creation from cost savings for more than 10 years.


Additionally, Thompson noted that for First Union shareholders, the merger of equals with Wachovia significantly enhances shareholder value through substantial earnings per share accretion and an internal rate of return in excess of 20 percent. For SunTrust shareholders, their hostile proposal for Wachovia dilutes new GAAP earnings per share in each of the next three years and provides a significantly lower return on investment (13%+) to SunTrust's shareholders.

First Union (NYSE:FTU), with $253 billion in assets and stockholders' equity of $16 billion at March 31, 2001, is a leading provider of financial services to 15 million retail and corporate customers throughout the East Coast and the nation. The company operates full-service banking offices in 11 East Coast states and Washington, D.C., and full-service brokerage offices in 47 states and internationally. Online banking products and services can be accessed through www.firstunion.com.

                           First Union/Wachovia Merger
            Significantly More Compelling Financially to Shareholders

Differential in Current Proposals:
(based on closing price as of May 14, 2001)   FTU/WB               STI
                                              Merger of Equals     Hostile Offer
                                             ------------------- --------------
Per WB Share                                  $61.64(a)            $64.86
Offer Value Differential                                             4.96%

o Significantly greater EPS accretion for WB shareholders:
                                                             Advantage
                     FTU/WB                 STI             to First Union
                   Merger of Equals(b)   Hostile Offer(c)     Proposal
                  -------------------   ---------------    -------------
Impact to WB EPS
  New GAAP (d)
      2002              9%                   (9)%               18%
      2003             13                    (3)                16
      2004             17                     3                 14

  Cash EPS 2004        20%                    9%                11%

o Substantially higher internal rate of return:
IRR to WB shareholders 21%+(b)             15%-17% (e)         4%-6%

o Capacity to provide identical dividend payments with a substantially lower payout ratio:

Cumulative Dividend Payments
    To WB Shareholders
    Through 2004(f)  $6.82                 $6.82              $0.00

o Substantial accretion to First Union shareholders relative to STI shareholders:
         New GAAP EPS Impact            Cash EPS Impact
    ---------------------------   ---------------------------
      FTU(b)         STI(c, d)      FTU(b)           STI(c)
    --------        -----------    --------         ---------
2002    0%             (10)%          4%               0%
2003    3%              (4)%          5%               3%
2004    5%              (2)%          7%               6%

(a)  Includes special one-time dividend of $0.48 per Wachovia share.
(b)  First Union investor presentation on April 16, 2001.
(c) SunTrust presentation on May 14, 2001, assuming a $780 million option payment.
(d) Assumes core deposit intangible amortization of $273 million, $232 million and $191 million, respectively, in 2002, 2003 and 2004.
(e) Based on recalculation of SunTrust data included in May 14, 2001, presentation, adjusting announced IRR to SunTrust's shareholders by initial premium offered.
(f) Assumes FTU/WB projected dividend payout ratio of 34% in 2002, 2003 and 2004. Assumes STI/WB projected dividend payout ratio of 40% in 2003 and 2004. Dividend streams present valued at a 13% discount rate.

First Union's Deal Most Compelling/Page 4

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's results to differ materially from those described in the forward-looking statements can be found in First Union's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. First Union does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information
The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration, and, on April 26, 2001, First Union filed a registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of First Union and Wachovia and other relevant documents concerning the proposed transaction. Stockholders are urged to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).


                                   -- more --

First Union's Deal Most Compelling/Page 5

First Union and Wachovia, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of First Union and Wachovia in connection with the merger. Information about the directors and executive officers of First Union and their ownership of First Union common stock is set forth in First Union's proxy statement on Schedule 14A, as filed with the SEC on March 13, 2001. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in Wachovia's proxy statement on Schedule 14A, as filed with the SEC on March 19, 2001. Additional information regarding the interests of those participants may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

THE FOLLOWING SUPPLEMENTAL INFORMATION WAS RELEASED BY FIRST UNION ON
MAY 15, 2001

                           FIRST UNION/WACHOVIA MERGER

       Significantly More Compelling Financially to Wachovia Shareholders




                            Supplementary Information
                                  May 15, 2001

                           FIRST UNION/WACHOVIA MERGER

Significantly More Compelling Financially to Wachovia Shareholders


"New GAAP" EPS Accretion

      o Wachovia shareholders are expected to achieve significant accretion to "New GAAP" earnings versus significant dilution expected from the SunTrust proposal.

                    "New GAAP" EPS Impact to Wachovia Shareholders


                    First Union/Wachovia      SunTrust/Wachovia           Advantage from
                    Merger of Equals*         Hostile Proposal**         First Union Merger
                   ---------------------     ------------------         ---------------------

         2002                 9%                       (9)%                      18%
         2003                13%                       (3)%                      16%
         2004                17%                        3%                       14%
                                                                                 ---
                                                                        Average  16%


Cash EPS Accretion:
    o Wachovia shareholders are expected to receive approximately 20% accretion to their earnings per share on a cash basis, more than twice the accretion expected to be achieved from a combination with SunTrust.

                                Cash EPS Impact to Wachovia Shareholders


                   First Union/Wachovia      SunTrust/Wachovia          Advantage from
                    Merger of Equals*        Hostile Proposal**         First Union Merger
                   -------------------      ---------------------      --------------------

         2002               15%                       1%                        14%
         2003               17%                       5%                        12%
         2004               20%                       9%                        11%
                                                                                ---
                                                                       Average  12%


Internal Rate of Return (IRR):

  o The First Union/Wachovia combination offers substantially greater returns to current Wachovia shareholders as evidenced by a significantly higher internal rate of return.

                           Return on Investment for Wachovia Shareholders


                           First Union/Wachovia      SunTrust/Wachovia         Advantage from
                           Merger of Equals*        Hostile Proposal***        First Union Merger
                           --------------------      ----------------          ------------------
                                    21%                   15%-17%                   4%-6%


Cost Synergies Available for Wachovia Shareholders:

       o The merger with First Union provides Wachovia shareholders an additional $.15 per share in cost savings which have been endorsed as reasonable and achievable by analysts and viewed with favor by investors.

                                          First Union/Wachovia   SunTrust/Wachovia        Advantage from
                                           Merger of Equals*     Hostile Proposal**      First Union Merger
                                         ---------------------   -----------------      ---------------------

         Fully phased in
             Efficiencies (pre-tax)        $ 890                 $ 500                        $390
         Wachovia ownership of
             new company                      30%                   44%
         Wachovia Share of
             Efficiencies                  $ 267                 $ 220                        $ 47
         Earnings per Share
             Impact (after tax)            $0.83                 $0.68                        $.15


Restructuring Costs and Deal Related Costs:

       o Wachovia shareholders will receive the benefit of First Union's scale in key business lines and significant overlap in retail markets resulting in greater cost synergies with proportionately lower upfront costs.

        All data after-tax          First Union/Wachovia      SunTrust/Wachovia      Advantage from
                                       Merger of Equals*      Hostile Proposal**    First Union Merger
                                    --------------------     -------------------   --------------------

         Restructuring Costs                $899                   $  620
         Option Payment                     $  0                   $  780****
                                            ------                 -------
         Total                              $899                   $1,400                   $501

         Fully Phased In Cost Savings       $552                   $  310                   $242
         Multiple of Cost Savings            1.6                      4.5                    2.9



Dividend:

      o First Union/Wachovia is targeting a dividend payout ratio of 35-40% of "old GAAP earnings" or 30-35% of cash earnings over the long term. Given the financial strength of its transaction, the combined First Union/Wachovia has the capacity to provide identical dividend payments to Wachovia shareholders, relative to SunTrust's proposal, with a substantially lower dividend payout ratio. The special dividend of $.48 per share plus the expected payout ratio should fully compensate Wachovia shareholders for the temporary dividend dilution resulting from the First Union quarterly dividend.



                                         First Union Proposal                                SunTrust Proposal
                           ------------------------------------------       ------------------------------------------------
                                          Estimated    Present Value                       Estimated         Present Value
                           Projected     Dividend to   of Dividend to      Projected       Dividend to        of Dividend to
                           Cash EPS      Wachovia(a)     Wachovia(b)        Cash EPS       Wachovia(c)         Wachovia(b)
                           --------      -----------   ------------           --------      -----------    -----------------

One-time closing dividend                 $0.48          $0.48                                      --                --
Q4 2001 $.24 dividend                     $0.48          $0.48                                   $0.60             $0.60

2002                        $3.28         $2.23          $1.97                 $5.35             $2.40             $2.12
2003                        $3.67         $2.50          $1.95                 $6.06             $2.62             $2.05
2004                        $4.11         $2.79          $1.94                 $6.82             $2.95             $2.05
                                                         -----                                                     -----
                                            Cumulative   $6.82                                        Cumulative  $6.82

In addition, First Union's projections assume a significantly lower dividend payout ratio (34%) versus the assumption for SunTrust (40%) giving First Union the ability to meaningfully enhance its dividend rate or better reinvest excess capital in high return business lines.

     Assumptions in Dividend Analysis

     (a) Represents projected cash EPS multiplied by 34% estimated dividend payout ratio, adjusted by the 2 for 1 exchange ratio offered.
     (b)   Assumes dividends are present valued based on a 13% discount rate
     (c) Represents projected cash EPS multiplied by 40% estimated dividend payout ratio, adjusted by the 1.081 to 1 exchange ratio offered.


Cumulative Costs and Impact on Capital:

     o After-tax restructuring cost, option payment to First Union, and increased dividend on SunTrust shares equates to over 10+ years of cumulative projected after-tax cost savings for SunTrust hostile offer.

     o After Tax Restructuring Cost       $  650**
     o Option Payment                     $  780****
                                          -------
                             subtotal     $1,430

     o Dividend Increase                  $2,418 ($186 per year for 13 years)**
                                          ------
                                 Total    $3,848

     o After-tax cost savings over
            first 13 years                $3,751


     *    First Union/Wachovia Investor Presentation dated April 16, 2001
     **   SunTrust Investor Presentation dated May 14, 2001

     *** IRR constructed based on data from SunTrust May 14, 2001 Investor Presentation adjusted to reflect premium to Wachovia shareholders

     **** Option payment based on information in First Union S-4 filed April 26,
          2001

This supplementary information may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's results to differ materially from those described in the forward-looking statements can be found in First Union's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. First Union does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information

The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration, and, on April 26, 2001, First Union filed a registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of First Union and Wachovia and other relevant documents concerning the proposed transaction. Stockholders are urged to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

First Union and Wachovia, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of First Union and Wachovia in connection with the merger. Information about the directors and executive officers of First Union and their ownership of First Union common stock is set forth in First Union's proxy statement on Schedule 14A, as filed with the SEC on March 13, 2001. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in Wachovia's proxy statement on Schedule 14A, as filed with the SEC on March 19, 2001. Additional information regarding the interests of those participants may be obtained by reading the definitive joint proxy statement/ prospectus regarding the proposed transaction when it becomes available.


THE FOLLOWING WAS USED IN CONNECTION WITH A PRESENTATION


                                                        First Union and Wachovia
                                                            Corporate Fact Sheet

 o #1 Bank on the East Coast (by deposits)
 o Leading National Brokerage, Asset Management and Wealth Manager
 o Well-positioned Corporate Bank
 o Growth company-focused Investment Bank

                                                                     New
                              First Union       Wachovia          Wachovia

         2000 Revenues        $14.4 B            $4.5 B            $18.8 B

        2000 Operating        $2.9 B             $0.8 M            $3.8 B
              Earnings

            Market Cap        $32.4 B            $12.7 B           $45 B (#5)

          Headquarters       Charlotte        Winston-Salem/     Charlotte
                                                 Atlanta

            Asset Rank          #6                 #13               #4

                Assets        $253 B              $76 B            $329 B (#4)

             Employees        69,368             20,069            90,437

            Registered         7,784               571             8,355
       Representatives

             Customers         15 M                4 M               19

      Online Customers         2.6 M              0.5 M             3.2

              Deposits        $141 B              $46 B       $186 B (#2 U.S.)

                 Loans        $123 B              $57 B             $180 B

          Assets Under        $168 B              $48 B         $216 B (#5)
            Management

          Mutual Funds         $87 B               $11 B          $98 B (#4)

              Branches         2,164               754           2,918 (#3)

           ATM Network          3,676             1,465           5,141 (#5)

     Brokerage Offices          531                64             595 (#2)

High Net Worth Offices           76                57             133


                              Data at 3/31/01; No pro forma adjustments assumed.

Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction with Wachovia Corporation when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, without charge, at the SEC's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union Corporation, Investor Relations, One First Union Center, Charlotte, North Carolina, 28288-0206 (704-374-6782) or to Wachovia Corporation, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397). Information regarding the participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, is contained in the materials filed with the SEC by each of First Union and Wachovia on April 16, 2001.